

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

Frank Igwealor
Chief Executive Officer
Givemepower Corporation
370 Amapola Ave., Suite 200A
Torrance, CA 90501

> **Re: Givemepower Corporation**
> **Amendment No. 2 to Form 10-12G**
> **Filed June 25, 2020**
> **File No. 000-31006**

Dear Mr. Igwealor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 2 to Registration Statement on Form 10 filed June 25, 2020

General

1. We note your response to comment 3. Please tell us how you calculated investment securities for you and Alpharidge Capital, LLC, your wholly owned subsidiary. In this regard, we note that Section 3(a)(1)(C) generally states that a company is an investment company if it acquires "investment securities" having a value exceeding 40% of the value of its total assets *(exclusive of Government securities and cash items) on an unconsolidated basis* ("40% Test")(emphasis added).

Certain Relationships and Related Transactions

2. Please update your related party transactions disclosure. In this regard, we note that your total line of credit increased to $163,201 as of March 31, 2020. Refer to Item 404(d) of Regulation S-K.

Givemepower Corporation is Not an Investment Company Under the 1940 Act

3.   We note your response to comment 4, but continue to note the reference to Cannabinoid Biosciences, Inc. Please clarify the relationship between your company and Cannabinoid Biosciences or remove the references.

Unaduited Consolidated Financial Statements for the Three Months Ended March 31, 2020

4.   Given that your securities are all classified as trading securities, please revise to clarify what the other comprehensive income/loss presented within the equity section on the balance sheet represents. Clarify how your current presentation complies with the disclosure in Note 2 that all realized and unrealized gains and losses on these securities are included in the statements of operations.   Also, revise the discussion of the net loss at March 31, 2020 to reflect your response to this comment, as appropriate.

5.   Please revise these financial statements to comply with Rule 8-03(a)(5) of Regulation S-X as it applies to the statement of stockholders equity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction